Exhibit 4.2

                               FIRST AMENDMENT TO
                        BLONDER TONGUE LABORATORIES, INC.
                 AMENDED AND RESTATED 1996 DIRECTOR OPTION PLAN


          The Blonder Tongue Laboratories, Inc. Amended and Restated 1996 Director Option Plan (the "Plan"), is hereby amended as follows:

          1. Section 3.1 of the Plan is hereby amended and restated in its entirety as follows:

          "Subject to adjustment pursuant to the provisions of Section 3.2 hereof, the number of shares of Stock of the Company which may be issued and sold under the Plan shall not exceed 200,000 shares."

          2. Ratification. Except as expressly set forth in this First Amendment to the Plan, the Plan is hereby ratified and confirmed without modification.

          3. Effective Date. The effective date of this First Amendment to the Plan shall be February 6, 2003.